SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 23, 2022

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

23 February 2022

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND PERSONS CLOSELY ASSOCIATED WITH THEM.

Smith & Nephew plc (the "Company") announces that it has been informed of changes to the share interests of PDMRs in the Company, detailed below, following completion of the related performance periods.

Smith & Nephew Global Share Plan 2010 (Performance Share Awards):

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Lapse of a Performance Share Award granted on 7 March 2019 under the Smith & Nephew Global Share Plan 2010
Date of Transaction	2022 - 02 - 22
Place of Transaction	Lapse took place outside a trading venue

Name of PDMR (Position)	Number of ordinary shares under award granted on 07/03/2019 (shown at maximum)	Number of ordinary shares lapsed under award (shown at maximum)	Number of ordinary shares outstanding under award (shown at maximum)
Helen Barraclough (Group General Counsel)	12,054	12,054	0
Bradley Cannon (President, Orthopaedics, Sports Medicine & ENT and Americas)	30,784	30,784	0
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	22,564	22,564	0
Simon Fraser (President, Advanced Wound Management & Global Commercial Operations)	27,166	27,166	0
Elga Lohler (Chief HR Officer)	26,722	26,722	0
Vasant Padmanabhan (President, Research & Development)	26,382	26,382	0
Susan Swabey (Company Secretary)	9,784	9,784	0

Notes:

(i)
Following completion of the performance measurement period, these awards lapsed in full on 22 February 2022.
(ii)
Details regarding the performance against targets as set at the grant date will be disclosed within the Annual Report which is to be published on 7 March 2022.

This announcement is made in accordance with the requirements of Article 19 (3) of the Market Abuse Regulation.

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc
Tel:      +44 (0) 1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 23, 2022

By: /s/ Susan Swabey
-----------------
                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary